December 7, 2009

VIA EDGAR AND U.S. MAIL

United States Securities
and Exchange Commission
Attn:	Mr. Patrick Kuhn
Staff Accountant, Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	SORL Auto Parts, Inc.
Item 4.01 Form 8-K
Filed October 6, 2009
File No. 000-11991

Dear Mr. Kuhn:

I am transmitting with this letter, for filing, our response to comments of the Staff set forth in the Commission’s letter dated October 13, 2009.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  We respond to the specific comments of the Staff as follows:

1.
Notwithstanding your current disclosure that on October 1, 2009 Rotenberg and Company LLP merged with another firm to form the new firm of EFP Rotenberg LLP, please amend your Item 4.01 disclosures in their entirety to expand for the following:

•
In addition to your disclosure that Rotenberg and Company LLP has merged with another CPA firm, please expand to include a new paragraph to specifically disclose whether Rotenberg and Company has either effectively “resigned,” “declined to stand for re-election” or was “dismissed,” effectively on October 1, 2009.  Se Item 304(a)(1)(i) of Regulation S-K.

•
Please include a new paragraph that states whether Rotenberg and Company LLP’s audit report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.  See Item 304(a)(1)(ii) of Regulation S-K.

•
Please include a new paragraph that states whether the decision to change auditors was recommended or approved by (i) any audit or similar committee of the board of directors, or (ii) the board of directors, if you have not audit or similar committee of the board of directors.  See Item 304(a)(1)(iii) of Regulation S-K.

United States Securities and Exchange Commission
July 8, 2009

•
Please include a new paragraph that discloses whether4 or not there were any disagreements with the former auditor, Rotenberg and Company, LLP, for the two most recent fiscal years and the subsequent interim period through the date of cessation of your client-auditor relationship with Rotenberg and Company LLP.  Also disclose whether or not there were any “reportable events” for this same period with Rotenberg and Company LLP.  Describe in detail any disagreement or reportable event.  See Item 304(a)(1)(iv) and (v) of Regulation S-K.

•	Please file as Exhibit 16 to the amended Item 4.01 8-K, a letter from Rotenberg and company LLP, indicating whether or not they agree with your disclosures.

Response:

Please see the attached Form 8-K/A, filed by us on October 30, 2009, which complies with the foregoing. A copy is attached for your convenience.

Furthermore, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

SORL Auto Parts, Inc.

/s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer

Cc:

Jeffrey L. Schulte, Morris, Manning & Martin, LLP

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1 to
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2009

SORL Auto Parts, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-11991	30-0091294
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

No. 1169 Yumeng Road Ruian Economic Development District Ruian City, Zhejiang Province People’s Republic of China
(Address of principal executive offices)

Registrant’s telephone number, including area code:   86-577-6581-7720

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (See General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This Amendment No. 1 amends the Current Report on Form 8-K filed on October 6, 2009 to supplement the disclosure included under Item 4.01 thereof.

Item 4.01 Changes in Registrant’s Certifying Accountant

On October 2, 2009, SORL Auto Parts, Inc. (“the Company”) received notice that its current auditors, Rotenberg & Co. LLP, had resigned in connection with their merger with EFP Group.  The Company has engaged the new firm resulting from the merger, EFP Rotenberg, LLP, to continue as the Company’s independent registered public accounting firm.  All of the partners and employees of Rotenberg & Co. LLP and EFP Group have joined the new firm, EFP Rotenberg, LLP.

The reports of Rotenberg & Co. LLP as of and for the years ended December 31, 2008 and 2007 and subsequent interim period preceding the resignation of Rotenberg & Co. LLP did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.  During the Company’s two most recent fiscal years and the subsequent interim period preceding the resignation of Rotenberg & Co. LLP, there were no disagreements with Rotenberg & Co. LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Rotenberg & Co. LLP would have caused it to make reference to such disagreements in its reports.

On October 30, 2009, with the approval of the Audit Committee of the Company’s Board of Directors, EFP Rotenberg, LLP was engaged as the Company’s independent registered public accountant effective concurrent with the merger.  Prior to such engagement, during the two most recent fiscal years, the Company has not consulted with EFP Rotenberg, LLP on any matter.

The Company provided Rotenberg & Co. LLP with a copy of this Current Report on Form 8-K/A prior to its filing with the Securities and Exchange Commission (“SEC”) and requested that Rotenberg & Co. LLP furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree, a copy of which is filed as Exhibit 16.1 herewith.

ITEM 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

There is furnished as part of this report the exhibit listed on the accompanying Index to Exhibits, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

SORL Auto Parts, Inc.

Date: October 30, 2009	/s/ Xiao Ping Zhang
Xiao PXiao Ping Zhang, Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Rotenberg & Co. LLP to the U.S. Securities and Exchange Commission

Exhibit 16.1

LETTER FROM PREDECESSOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Dear Ladies and Gentlemen:

We are the predecessor independent registered public accounting firm for SORL Auto Parts, Inc. (the Company).  We have read the Company's disclosure set forth in Item 4.01, "Changes in Registrant's Certifying Accountant", of the Company's Current Report on Form 8-K/A dated on October 30, 2009 (the Current Report) and are in agreement with the disclosure in the Current Report insofar as it pertains to our firm.

/s/ Rotenberg & Co., llp

Rochester, New York
  October 30, 2009